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EXHIBIT (a)(3)

June 3, 2002

Stock Option Exchange Plan

To: All Saba Employees

        The weak economy over the last couple of years has been hard on everyone, especially those of us in the High Technology sector. I know each of you have gone through some very tough times. You've seen the company downsize, you've forgone raises and bonuses and many of your stock options are "underwater". Yet you hung in there and helped make Saba the leader that it is today. I thank all of you for your sacrifices and commitment.

        For these reasons, as well as others, I am extremely happy to announce that the Board of Directors has approved a special program called the Saba Stock Option Exchange Plan. Under this plan all Saba employees, except executive officers and directors, will be able to exchange certain existing stock options for new stock options with prices that will more accurately reflect market conditions. This plan is closely regulated with very specific rules. Therefore, we will hold a virtual meeting, using Saba Live!, at 9:00 a.m. Pacific time on Wednesday, June 12th to explain the program in detail and to answer any questions. In addition, we have set up an e-mail box (optionexchange@saba.com) where you can send your questions. But in the interim, let me give you an overview of the program:

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  The stock option exchange plan allows Saba employees (other than executive officers and directors) to cancel stock option grants with exercise prices of $5.93 or more in exchange for the promise of new stock option grants, for the same number of options, approximately six months later.

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  If some of your Stock Options have an exercise price of $5.93 or more and some have exercise prices under $5.93, you can participate in the program with only those at or over $5.93. However, if you choose to take part in the program, any grants issued after December 1, 2001 must be included in the exchange, regardless of the exercise price.

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  Employees who take part in the exchange will not be eligible to receive new option grants for at least six months after canceling their options.

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  The program is completely voluntary, every individual Saba employee can choose whether or not he/she wants to participate.

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  The vesting period of each new option will start on the date that the new options are granted and end 12 months after the end of the vesting period stated in the cancelled options. In no event, however, will the new vesting period exceed four years.

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  The new options will vest in equal quarterly installments over the vesting period of the new options (proportionately adjusted for any partial quarter at the end of the new vesting period).

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  New options will be priced at the Nasdaq closing sale price of Saba Common Stock on January 2, 2003.

        You will be receiving via email information on the Saba Option Exchange Plan later today. Please read the information carefully. The plan is complex, and there are many factors to consider when making this decision.

        If you decide to take part in the program, you must fill out and sign the forms included in the package. Forms must be received by Yvonne Selner by 11:59 p.m. Pacific time on June 28, 2002. If the proper forms are not received by the deadline you will not be able to participate in this plan

Exh. (a)(3)-1

        I know there are many questions and we will answer each and every one of them. But mostly I want to end this by saying how happy I am to be able to offer this program to each of you, and that I truly feel that this is the first of more employee focused "good news" letters.

Sincerely Yours,
The Saba Management Team

Exh. (a)(3)-2

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EXHIBIT (a)(3)